April 10, 2013
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

RE:	Registration Statement for Pacific Journey Select Individual Flexible Premium
Deferred Variable Annuity (File Number 333-185331) funded by Separate Account
A (File Number 811-09203) of Pacific Life & Annuity Company, Request for Acceleration
Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to May 1, 2013, or as soon thereafter as practicable.
Registrants acknowledge that the Commission staff has not passed upon the accuracy or adequacy of the above-referenced filings. Registrants further acknowledge that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SEPARATE ACCOUNT A OF PACIFIC LIFE & ANNUITY COMPANY

By:	/s/ BRANDON J. CAGE
Brandon J. Cage
Assistant Vice-President, Counsel

PACIFIC SELECT DISTRIBUTORS, INC.

By:	/s/ ADRIAN S. GRIGGS
Adrian S. Griggs
Chief Executive Officer